Noble Corporation Dorfstrasse 19A — 6340 Baar — Switzerland — +41 41 761 6555

April 2, 2012

Via EDGAR

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noble Corporation

Preliminary Proxy Statement

Filed March 2, 2012

File No. 0-53604

Dear Mr. Schwall:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission by e-mail on March 30, 2012 relating to the above-referenced filing of Noble Corporation, a Swiss company (the “Company”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Proposal 1, page 5

1.	Please revise to explain why, upon the departure of Mr. Leland, you have decided to amend your Articles of Association to reduce the maximum number of members of your Board from nine members to eight members. See Item 19 of Schedule 14A.

Response:

The Company will revise Proposal 1 in its Definitive Proxy Statement by adding the following disclosure at the end of the first paragraph on page 5 of the Preliminary Proxy Statement:

“After careful consideration regarding the needs of our governance structure, the functioning of our Board, and the availability of candidates for director, our Board determined that it was in the Company’s and our shareholders best interest to reduce the maximum number of members of our Board to eight. Historically, Noble Cayman had a classified Board generally comprised of eight directors. With Mr. Leland’s retirement, our Board determined it was appropriate to return to the traditional size. Our Board believes eight directors provide sufficient diversity of experience and background to best serve the Company and our shareholders while maintaining an efficient and productive governance structure. Our Board also recognized that, whether it has eight or nine

United States Securities and Exchange Commission

April 2, 2012

directors, the same number of directors is required to approve matters by a majority vote. The Board will continue to periodically review the size of the Board.”

Proposal 6, page 53

2.	With a view toward revised disclosure in the proxy statement and on the proxy card, please explain in greater detail the extent to which you are asking shareholders to discharge directors and executive officers from personal liability, including whether the discharge would apply to liability under both Swiss and U.S. law.

Response:

The Company will revise Proposal 6 in its Definitive Proxy Statement by replacing the first paragraph on page 53 of the Preliminary Proxy Statement with the following:

“Our Board proposes that our shareholders discharge the members of our Board and our executive officers from personal liability for activities during fiscal year 2011.

Pursuant to Article 752-761 of the Swiss Code, directors and officers of a Swiss company are, to the extent of their wrongdoing, personally liable not only to the company, but also to each shareholder and to the company’s creditors for any loss or damage caused by an intentional or negligent violation of their duties. Accordingly, in accordance with Article 698, subsection 2, item 5 of the Swiss Code, it is customary for Swiss companies to request shareholders at the annual general meeting to discharge the directors and executive officers from personal liability for their activities during the preceding fiscal year. This release applies to any liability the directors and executive officers may have for losses or damages caused by an intentional or negligent violation of their duties under Swiss law. This release does not apply to any personal liability the directors and executive officers may have under U.S. federal securities laws.

This discharge is only effective with respect to facts that have been disclosed to shareholders (including through any publicly available information, whether or not included in our filings with the SEC) and only binds shareholders who either voted in favor of this proposal or who subsequently acquired shares with knowledge of this resolution. Shareholders who vote against this proposal, abstain from voting on this proposal, do not vote on this proposal, or acquire their shares without knowledge of the approval of this resolution, must bring, as a plaintiff, any claims in shareholder derivative suits under Swiss law within six months after the approval of this resolution. The right of such shareholders to claim damages on behalf of the Company expires six months after this resolution has passed. By voting for this proposal, you may be giving up the ability to bring claims in shareholder derivative suits under Swiss law.”

The Company will revise the proxy card that will accompany the Definitive Proxy Statement by replacing Proposal 6 in the proxy card that accompanied the Preliminary Proxy Statement with the following:

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United States Securities and Exchange Commission

April 2, 2012

“Approval of the discharge of the members of the Board of Directors and the executive officers of the Company under Swiss law for fiscal year 2011.”

3.	In your response to comment 2 of this letter, please be sure to address the impact this proposal, if approved, could have with respect to any dispute or claims against your directors or executive officers under the federal securities laws of the United States. Discuss the extent to which you believe the discharge would be enforceable in the United States, including whether you believe it would be consistent with the federal securities laws.

Response:

Please refer to the response to Comment 2 above.

******

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (+41(22) 318-2018) or Hillary Holmes of Baker Botts L.L.P. (713-229-1508) if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

Sincerely,

/s/ William E. Turcotte
Senior Vice President and General Counsel Noble Corporation

cc:

Kevin Dougherty

Timothy S. Levenberg

Division of Corporation Finance

Todd Strickler, Senior Counsel

Noble Corporation

Hillary H. Holmes

Baker Botts L.L.P.

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